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                                                                     Exhibit 3.9

                               SOFTLOCK.COM, INC.
                         CERTIFICATE OF BY LAW AMENDMENT
                        EFFECTIVE AS OF DECEMBER 18, 2000

The undersigned, being the Secretary of SoftLock, Inc., a Delaware corporation ("SoftLock"), does hereby certify in his capacity as such that the By-Laws of SoftLock were amended as provided below:

Section 1.3(a) is amended by adding a sentence as follows: "A special meeting may also be called by holders of fifteen percent (15%) or more of the shares of Series C Preferred Stock, upon the request in writing signed by such shareholders and delivered to the Chairman of the Board, the Chief Executive Officer, or the Secretary."

Adopted and recommended by the Board: December 18, 2000


/s/ Andrew Morrison
- --------------------------------
Andrew Morrison, Secretary